



# Carter Henry's LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 11.00%

**Target Raise Amount:** $300,000

**Offering End Date:** November 30, 2023

**Repayment Period:** 5 years (60 months)

**Minimum Raise Amount:** $20,000

## Company Details:

**Name:** Carter Henry's LLC

**Founded:** November 3, 2020

**Address:** 101 North Water Street
             Silverton, OR 97381

**Industry:** Full-Service Restaurants

**Employees:** 21

**Website:** https://carterhenrys.com/

## Use of Funds Allocation:

If the maximum raise is met:

$287,250 (95.75%) – of the proceeds will go towards new location buildout
$12,750 (4.25%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 1,051 Followers





## Business Metrics:

|  | FY21 | FY22 | YTD 7/31/2023 |
|---|---|---|---|
| Total Assets | $262,379 | $224,995 | $245,924 |
| Cash & Cash Equivalents | $15,275 | $13,492 | $56,028 |
| Accounts Receivable | $0 | $0 | $0 |
| Short-term Debt | $0 | $0 | $0 |
| Long-term Debt | $263,275 | $243,375 | $240,365 |
| Revenue | $166,593 | $907,566 | $568,990 |
| Cost of Goods Sold | $23,070 | $313,941 | $177,302 |
| Taxes | $0 | $0 | $0 |
| Net Income | -$434 | -$864 | $51,756 |

## Recognition:

**Carter Henry's LLC (DBA The Noble Fox)** was incorporated in 2020, however it began operating in late 2021. It has received awards such as Best Silverton Restaurant (Gold) and Best New Restaurant (Gold). Jeramie Mykisen was previously the beverage director for McMenamins and the author of the recipe book, *Quintessential Cocktails*. They are returning for a second raise after a successful raise six months ago.

## About:

**Carter Henry's LLC (DBA The Noble Fox)** is a restaurant & bar located in historic downtown Silverton, Oregon. The Noble Fox is a vintage inspired, upscale pub featuring handcrafted classic cocktails, an impressive whiskey selection and a carefully procured wine list.

For more information, contact our Customer Support Team at support@thesmbx.com

